Free Writing Prospectus

(to the Prospectus Supplement

dated June 11, 2018)

Filed Pursuant to Rule 433

Registration Statement No. 333-219675

RENAISSANCERE HOLDINGS LTD.

10,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/1000th INTEREST IN A SHARE OF

5.750% SERIES F PREFERENCE SHARES

Final Term Sheet

Issuer:	RenaissanceRe Holdings Ltd.

Security Type:	Depositary Shares, each representing 1/1000th interest in a share of the Company’s 5.750% Series F Preference Shares, par value $1.00 per share

Size:	10,000,000 Depositary Shares

Trade Date:	June 11, 2018

Settlement Date:	June 18, 2018 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per Preference Share (equivalent to $25 per Depositary Share)

Dividend Rate:	5.750% of the $25,000 per share liquidation preference per annum, payable on a non-cumulative basis only when, as and if declared by the board of directors

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year commencing September 1, 2018

Redemption:	On or after June 30, 2023, in whole or in part, at any time, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the date of redemption; provided that no redemption may occur prior to June 30, 2028 unless (1) the Company has sufficient funds in order to meet the Bermuda Monetary Authority’s (the “BMA”) Enhanced Capital Requirement (“ECR”) and the BMA (or its successor, if any) approves of the redemption or (2) the Company replaces the capital represented by preference shares to be redeemed with capital having equal or better capital treatment as the preference shares under the ECR (the conditions described in clauses (1) and (2) above, the “Redemption Requirements”).

At any time prior to June 30, 2023, in whole but not in part, upon submission to the common shareholders of a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law, an affirmative vote of the holders of the preference shares at the time outstanding, whether voting as a separate series or together with any other series of preference shares as a single class, at a redemption price of $26,000 per share (equivalent to $26 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, and without interest; provided that no redemption may occur before that date unless the Redemption Requirements are met.

In addition, at any time following the occurrence of a “tax event” or within 90 days following the occurrence of a “capital redemption trigger date”, in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation or any undeclared dividends, and without interest; provided that no redemption may occur prior to June 30, 2028 unless the Redemption Requirements are met.

Public Offering Price:	$25 per Depositary Share; $250,000,000 total

Underwriting Discount:	$0.7875 per share for retail orders; $7,201,687.50 total; and $0.50 per share for institutional orders; $427,500 total

Net Proceeds (before expenses):	$242,370,812.50

No CUSIP/ISIN:	75968N 309 / US75968N3098

Joint Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) (Registration No. 333-219675) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or UBS Securities LLC at 1-888-827-7275.

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